Exhibit 16.1

May 29, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated May 29, 2013, of CareFusion Corporation and are in agreement with the statements contained in the fourth sentence of the first paragraph and in the second and fourth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the material weakness in internal control over financial reporting included in the second paragraph on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2012 financial statements.

/s/ Ernst & Young LLP